UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 000-27267

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

I/OMAGIC CORPORATION

Full Name of Registrant:

Former Name if Applicable

 4 Marconi

Address of Principal Executive Office (Street and Number)

Irvine, California  92618

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its quarterly report on Form 10-Q in a timely manner without unreasonable effort or expense because the Registrant needs additional time to complete its report and allow for the review of its report by its certified registered public accounting firm.  Management has been working diligently to complete the Form 10-Q and anticipates that the report will be filed no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Tony Shahbaz	(949)	707-4800
(Name)	(Area Code)	(Telephone No.)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

The following results of operations are unaudited and preliminary. The Registrant’s results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Registrant anticipates reporting net sales of approximately $800,000 and $1,800,000 for the three and six month periods ended June 30, 2011, respectively, a decrease of approximately $500,000 and $1,800,000, respectively, as compared to net sales of approximately $1,300,000 and $3,600,000 reported for the same respective periods in 2010. The decrease in net sales resulted from a decrease in the Registrant’s optical data storage products which were partially offset by increased sales of the Registrant’s data storage enclosure products and service revenues.

The Registrant anticipates reporting net losses of approximately $340,000 and $675,000 for the three and six month periods ended June 30, 2011, respectively, an increase of approximately $506,000 and $157,000, respectively, as compared to net losses of $169,000 and $183,000 reported for the same respective periods in 2010. The increase in net losses primarily resulted from decreased operating margins.

Basic and diluted net losses per share are anticipated to be $0.07 and $0.15 for the three and six month periods ended June 30, 2011, respectively, based upon approximately 4.5 million basic and diluted weighted-average shares outstanding for each of those periods, as compared to basic and diluted net losses per share of $0.04 for each of the same respective periods in 2010, based upon approximately 4.5 million basic and diluted weighted-average shares outstanding for each of those periods.

I/OMagic Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2011	By: /s/ Tony Shahbaz
Tony Shahbaz, President and Acting Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).